

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2010

Mr. Harold Montgomery
Chairman and Chief Executive Officer
Calpian, Inc.
500 North Akard Street, Suite 2850
Dallas, TX 75201

> **Re: Calpian, Inc.**
> **Amendment No. 3 to Form 10-12G**
> **Filed September 27, 2010**
> **File No. 000-53997**

Dear Mr. Montgomery:

We have reviewed your responses to the comments in our letter dated September 8, 2010 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10

Business, page 1

Business Plan Overview, page 2

1. We note your response to our prior comment 1. While your response indicates that the $998,000 includes the $620,000 that was held in escrow at June 30, 2010, it appears that the $998,000 is the net proceeds from the first closing of a sale of 10,450 shares of your Series A Convertible Preferred Stock and the $620,000 was held in escrow pending a sale of 6,200 shares of Series A Convertible Preferred Stock. Please advise or please revise your disclosure accordingly.

Competition, page 6

2. We note your response to our prior comment 6 and reissue in part. Please revise to clarify what is meant by your disclosure on page 7 that you are offering "a different business proposition to ISOs that is complementary to their existing processing relationship by offering to acquire merchants already processing with the ISOs' processor."

Risk Factors, page 8

Although our executive management teams is well experienced in the industry, page 10

3. Please revise this risk factor heading by deleting the portion before the first comma, as it tends to mitigate the risk presented.

Directors and Executive Officers, page 22

4. We note your response to our prior comment 5 and reissue in part. Please revise your disclosure on pages 23 and 24 to indicate that Mr. Jessen and Mr. Montgomery are currently executive officers and directors at A.R.T. Holdings, Inc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3574 with any questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: Via facsimile (310) 201-4746
        Lawrence P. Schnapp, Esq.
        TroyGould PC